TEVA ANNOUNCES APPROVAL OF GENERIC TRIBENZOR® IN THE UNITED STATES

Jerusalem, November 7, 2016 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced approval of generic Tribenzor®1(olmesartan medoxomil, amlodipine and hydrochlorothiazide) tablets in the U.S. and is in the final stages of launch preparation. Teva also recently received approval and launched generic Azor®2 (amlodipine and olmesartan medoxomil) tablets in the U.S. These products enhance Teva’s antihypertensive portfolio.

Olmesartan medoxomil, amlodipine and hydrochlorothiazide tablets are a combination of an angiotensin II receptor blocker, a dihydropyridine calcium channel blocker and a thiazide diuretic indicated for the treatment of hypertension, to lower blood pressure.

Amlodipine and olmesartan medoxomil tablets are a dihydropyridine calcium channel blocker and angiotensin II receptor blocker combination product indicated for the treatment of hypertension, alone or with other antihypertensive agents, to lower blood pressure.

Lowering blood pressure reduces the risk of fatal and nonfatal cardiovascular events, primarily strokes and myocardial infarctions. Many patients will require more than one drug to achieve their blood pressure goals.

Teva is committed to strengthening its generics business through continued investment in complex, high-quality products. With nearly 600 generic medicines available, Teva has the largest portfolio of FDA-approved generic products on the market. These products enhance Teva’s already comprehensive product portfolio.

Teva has over 300 product registrations pending FDA approval and holds the leading position in first-to-file opportunities, with over 100 pending first-to-files in the U.S. Currently, one in six generic prescriptions dispensed in the U.S. is filled with a Teva generic product.

Tribenzor® had annual sales of approximately $240 million in the U.S. and Azor® had annual sales of approximately $354.1 million in the U.S., according to IMS data as of August 2016.

About Olmesartan Medoxomil, Amlodipine and Hydrochlorothiazide Tablets

Olmesartan medoxomil, amlodipine, hydrochlorothiazide tablets are indicated for the treatment of hypertension, to lower blood pressure. Lowering blood pressure reduces the risk of fatal and nonfatal cardiovascular events, primarily strokes and myocardial infarctions. These benefits have been seen in controlled trials of antihypertensive drugs from a wide variety of pharmacologic classes including the class to which this drug principally belongs. There are no controlled trials demonstrating risk reduction with olmesartan medoxomil, amlodipine, hydrochlorothiazide tablets.

Control of high blood pressure should be part of comprehensive cardiovascular risk management, including, as appropriate, lipid control, diabetes management, antithrombotic therapy, smoking cessation, exercise, and limited sodium intake.

Olmesartan medoxomil, amlodipine, hydrochlorothiazide tablets are not indicated for the initial therapy of hypertension.

Important Safety Information

WARNING: Fetal Toxicity. When pregnancy is detected, discontinue olmesartan medoxomil, amlodipine, and hydrochlorothiazide tablets as soon as possible. Drugs that act directly on the renin-angiotensin system can cause injury and death to the developing fetus.

Because of the hydrochlorothiazide component, olmesartan medoxomil, amlodipine, and hydrochlorothiazide tablets are contraindicated in patients with anuria or hypersensitivity to other sulfonamide-derived drugs. Do not coadminister aliskiren with olmesartan medoxomil, amlodipine, and hydrochlorothiazide tablets in patients with diabetes.

Other serious adverse reactions that may occur include: hypotension, particularly in volume- or salt-depleted patients; increased angina and/or myocardial infarction; impaired renal function; electrolyte and metabolic imbalances; hypersensitivity reactions; exacerbation or activation of systemic lupus erythematosus; acute transient myopia and acute angle-closure glaucoma; sprue-like enteropathy; and vasodilation. Increased drug exposure may occur in patients with hepatic impairment. Avoid use in patients with severely impaired renal or hepatic function.

Most common adverse reactions (incidence 2%) in a controlled clinical trial: dizziness, peripheral edema, headache, fatigue, nasopharyngitis, muscle spasms, nausea, upper respiratory tract infection, diarrhea, urinary tract infection, and joint swelling.

For more information, please see accompanying full Prescribing Information, including Boxed Warning.

About Amlodipine and Olmesartan Medoxomil Tablets

Amlodipine and olmesartan medoxomil tablets are indicated for the treatment of hypertension, alone or with other antihypertensive agents, to lower blood pressure. Lowering blood pressure reduces the risk of fatal and nonfatal cardiovascular events, primarily strokes and myocardial infarctions. These benefits have been seen in controlled trials of antihypertensive drugs from a wide variety of pharmacologic classes including the class to which this drug principally belongs. There are no controlled trials demonstrating risk reduction with amlodipine and olmesartan medoxomil tablets.

Control of high blood pressure should be part of comprehensive cardiovascular risk management, including, as appropriate, lipid control, diabetes management, antithrombotic therapy, smoking cessation, exercise, and limited sodium intake.

Amlodipine and olmesartan medoxomil tablets may also be used as initial therapy in patients who are likely to need multiple antihypertensive agents to achieve their blood pressure goals.

Important Safety Information

WARNING: Fetal Toxicity. When pregnancy is detected, discontinue amlodipine and olmesartan medoxomil tablets as soon as possible. Drugs that act directly on the renin-angiotensin system can cause injury and death to the developing fetus.

Do not coadminister aliskiren with in patients with diabetes. The 10 mg/20 mg amlodipine and olmesartan medoxomil tablets contain FD&C Yellow No. 5 (tartrazine) which may cause allergic-type reactions (including bronchial asthma) in certain susceptible persons and frequently seen in patients who also have aspirin hypersensitivity.

Other serious adverse reactions that may occur include: hypotension, particularly in volume- or salt-depleted patients; vasodilation; increased angina and/or myocardial infarction; impaired renal function; and sprue-like enteropathy. Increased drug exposure may occur in patients with hepatic impairment Initial therapy with amlodipine and olmesartan medoxomil tablets is not recommended in hepatically impaired patients or patients 75 years old.

Most common adverse reaction in a controlled clinical trial (incidence 3%): edema.
For more information, please see accompanying full Prescribing Information, including Boxed Warning.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to integrate Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of the acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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[1]	Tribenzor® is a registered trademark of Daiichi Sankyo Company.

[2]	Azor® is a registered trademark of Daiichi Sankyo, Inc.